UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Mortgages For Good, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Florida

   Date of organization
   August 30, 2021

Physical address of issuer
3477 Corporate Parkway, Suite 100, Center Valley, PA 18034

Website of issuer
https://www.mortgagesforgood.com/

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
As compensation for the services provided, the Issuer has paid $5,000 to the Intermediary. If the Issuer amends the Offering such that the Issuer successfully raises $500,000 or more, the Intermediary shall receive an additional $5,000, to be paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$300,000.00

Deadline to reach the target offering amount
July 24, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (December 31, 2022)	Prior fiscal year-end (December 31, 2021)
Total Assets	$33,443	$835
Cash & Cash Equivalents	$31,556	$40
Accounts Receivable	$0.00	$0.00
Short-term Debt	$836	$11,366
Long-term Debt	$60,000	$0
Revenues/Sales	$199,542	$0
Cost of Goods Sold	$2,494	$0
Taxes Paid*	$494	$0
Net Income	$2,354	($9,044)

*Company has yet to file its tax return for the 2022 fiscal year, and the $494 taxes paid is an estimated number based on the company's net income for the year.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 23, 2023

FORM C

Up to $300,000.00

Mortgages For Good, Inc.

MORTGAGES —— FOR GOOD

Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Mortgages For Good, Inc., a Florida Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $300,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE OFFERING AND THE SECURITIES--The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). As compensation for the services provided, the Issuer has paid $5,000 to the Intermediary. If the Issuer amends the Offering such that the Issuer successfully raises $500,000 or more, the Intermediary shall receive an additional $5,000, to be paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$300,000.00	$0.00	$300,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

(2) As compensation for the services provided, the Issuer has paid $5,000 to the Intermediary. If the Issuer amends the Offering such that the Issuer successfully raises $500,000 or more, the Intermediary shall receive an additional $5,000, to paid upon distribution of funds from escrow at the time of closing. The Intermediary will also receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.mortgagesforgood.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 23, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.mortgagesforgood.com/

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Mortgages For Good, Inc. (the "Company") is a Florida Corporation, formed on August 30, 2021.

The Company is located at 3477 Corporate Parkway, Suite 100, Center Valley, PA 18034.

The Company conducts business in the State of Florida.

The Company's website is https://www.mortgagesforgood.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Financing a home can be a difficult process, especially for first-time home buyers.[1] Mortgages for Good was founded to help first-time homebuyers within underserved communities find and obtain a mortgage for what is often their first big investment. It does this by helping individuals search, negotiate, apply, choose, and close on a mortgage. When partnering with home buyers, Mortgages for Good connects borrowers with lenders in the wholesale market, assists in the application process, answers questions about loan terms to consider when comparing mortgage offers, and assists in the closing process, which includes walking buyers through closing documents and next steps after approval.

Mortgages for Good is seeking to differentiate its services based on cost. While the interest rate on a mortgage represents a cost of home ownership, closing on a home comes with other added fees, including origination fees. Mortgages for Good is attempting to provide customers with attractive origination fee pricing by employing a labor arbitrage operating model that utilizes salaried licensed Mortgage Loan Officers (MLOs) based in Jamaica. The company has employed its first MLO in Jamaica and anticipates hiring additional team members in the future. By operating overseas and by paying salaries versus a commission-based compensation model, the company believes its lower operating costs will translate to lower origination fees as it scales. Adding onto its unique operating model, Mortgages for Good believes customer experience should be at the forefront of its operations. The company offers customers 7-day a week availability during the mortgage application process.

Initially, the company is focusing on the Florida residential real estate market, which it views as a strategic location to begin operations. The company currently can only conduct business in Florida; however, it anticipates applying for additional state mortgage licenses in the future.

---

[1] https://www.mortgagecalculator.org/helpful-advice/obstacles-for-first-time-homebuyers.php

The Offering

Minimum amount of Crowd Notes Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes Crowd Notes	$300,000 Principal Amount
Total Crowd Notes Crowd Notes outstanding after Offering (if maximum amount reached)	$300,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 24, 2023
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 38 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is in the development stage.
We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development, or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our Board's and management's ability to address the risks encountered by development stage companies and to implement our business plan. Additionally, the Board has a right to discretionary use of proceeds from this offering. We may not be successful in

implementing our business plan, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment. The Board may also exercise its discretion poorly in how the proceeds from this offering are used, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

The proceeds raised in this offering may not be sufficient to enable the Company to develop its business.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. Even if we are able to raise additional capital in the future, there is no assurance that such amount will be sufficient or will be on favorable terms.

The speculative nature of our business could result in unpredictable results and a loss of your investment.
The financial services industry is extremely competitive and the commercial success of any product is often dependent on factors beyond our control, including but not limited to market acceptance, distributor performance, and retailers' prominently shelving and selling our products. We may experience substantial cost overruns in manufacturing and marketing our products and may not have sufficient capital to meet our goals. We may also incur uninsured losses for liabilities which arise in the ordinary course of business in the manufacturing industry, or which are unforeseen, including but not limited to trademark infringement, copyright infringement, patent infringement, product liability, and employment liability.

We may require more capital than we currently anticipate and if we are unable to secure such additional capital, the Company may fail, and you may lose your entire investment.
Our anticipated capital needs and the revenue we anticipate generating may not be sufficient in achieving our desired growth goals. We may not be able to generate as much revenue as is currently anticipated and our development costs may increase such that we may require more capital than we currently anticipate. If this were to occur, we may be forced to secure additional sources of capital. If we cannot secure the additional capital we may require, the Company may fail, which will result in the loss of your investment.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Christopher Perry and David Fullwood who are President, Secretary, and Director, and Vice President, respectively, of the Company. The loss of Christopher Perry or David Fullwood could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Christopher Perry and David Fullwood in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Christopher Perry and David Fullwood die or become disabled, the Company will not

receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.
Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The development and commercialization of our services is highly competitive.

We face competition with respect to any services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize a mortgage loan origination business. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services and products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The Company's business operations may be materially adversely affected by a pandemic such as the coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus surfaced and spread throughout the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected economies and financial markets worldwide. The extent to which COVID-19 may impact the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including the transmissibility and severity of potential new COVID-19 variants and the actions taken to treat or contain the spread COVID-19 within a specific area or location. If the disruptions posed by potential new COVID-19 variants were to continue for an extended period of time, the Company's operations may be materially adversely affected.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We rely on various intellectual property rights, including licenses, in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payments, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.
The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

We are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including

increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are subject to regulation by the Office of Financial Regulation of the State of Florida.

Mortgage brokers (Mortgages For Good) and mortgage loan originators (currently Christopher Perry) are subject to Chapter 494 of the Florida statutes and Rule 69V-40 of the Florida Administrative Code, administered and enforced by the Office of Financial Regulation of the State of Florida. These regulations govern the licensure, ongoing operations, examinations, and disciplinary guidelines of mortgage brokers and mortgage loan originators. Should the Company, or any mortgage loan originator associated with the Company, fail to comply with these regulations, the Company could be subject to disciplinary actions that may include monetary fines and/or loss of licensure.

Should the Company expand operations to other states, it will be subject to similar regulations in those states.

A material failure to comply with any such laws or regulations could result in regulatory actions that may include monetary fines and/or loss of licensure, lawsuits, and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

We are subject to the Real Estate Settlement Procedures Act

The Real Estate Settlement Procedures Act of 1974 (RESPA) is a federal law that provides home buyers and sellers with basic mortgage protections. Originally, RESPA mandated the disclosure of mortgage costs, eliminated kickbacks and limited the use of escrow accounts. The law has gone through a number of changes and amendments since then, all with the intent of informing consumers of their settlement costs and prohibiting kickbacks that can increase the cost of obtaining a mortgage.

We are Subject to the Truth in Lending Act

The Truth in Lending Act, or TILA, also known as Regulation Z, requires lenders to disclose information about all charges and fees associated with a loan. This 1968 federal law was created to promote honesty and clarity by requiring lenders to disclose terms and costs of consumer credit. The TILA standardized the process of how borrowing costs are calculated and disclosed, making it easier for consumers to compare loans and credit costs with various lenders.

We are Subject to the SAFE Act

The SAFE Act mandated the establishment of a unique identifier, and the majority of state mortgage licensing laws require mortgage loan originators to include their unique identifier on various documents, including business cards. The benefit of the unique identifier has been recognized in a similar capacity by the Federal Housing Finance Agency (FHFA), which is requiring Fannie Mae and Freddie Mac to include the identifiers for the loan originator and loan origination company on each loan application.

We are subject to the Loan Originator Rule.

Under the Loan Originator Rule, a "loan originator" generally includes individuals and entities that perform loan origination activities for compensation, such as taking an application, offering credit terms, negotiating credit terms on behalf of a consumer, obtaining an extension of credit for a consumer, or referring a consumer to a loan originator or creditor. The Loan Originator Rule generally regulates how compensation is paid to a loan originator in most closed-end mortgage transactions. The rule imposes qualification duties on loan originators and requires they must be licensed and registered if required under the SAFE Act or other state or federal law. In addition, the rule requires that loan originators who are not required to be licensed and are not licensed be trained on the state and federal legal requirements that apply to their loan origination activities. The rule also makes background and character screening requirements more consistent for different types of loan originators.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The Consumer Financial Protection Bureau or CFPB is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business or that of our issuing banks.

The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity

Act, and to enforce those laws against and examine large financial institutions, such as our issuing banks, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the loan products we facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

We are subject to the CFPB's jurisdiction, including its enforcement authority, as a nonbank mortgage loan originator. The CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Our compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Our earnings may decrease because of changes in prevailing interest rates.
Our profitability is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates:

* an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

* an increase in prevailing interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers;

* an increase in prevailing interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations;

* a decrease in prevailing interest rates may increase prepayment speeds causing our servicing fees to decline more rapidly than anticipated and we may record a decrease in the value of our MSRs;

* a decrease in prevailing interest rates may lead to higher compensating interest expense and increased amortization expense as we revise downward our estimate of total expected income as prepayment speeds increase; and a decrease in prevailing interest rates could reduce our earnings from our custodial deposit accounts.

Fluctuations in interest rates could negatively affect transaction volume.
All personal and nearly all small business loans facilitated through our marketplace are issued with fixed interest rates, and education and patient finance loans facilitated by our platform are issued with fixed or variable rates, depending on the type of loan. If interest rates rise, investors who have already committed capital may lose the opportunity to take advantage of the higher

rates. Additionally, potential borrowers could seek to defer loans as they wait for interest rates to settle, and borrowers of variable rate loans through may be subject to increased interest rates. If interest rates decrease after a loan is made, borrowers through our marketplace may prepay their loans to take advantage of the lower rates. Investors through our marketplace would lose the opportunity to collect the above-market interest rate payable on the corresponding loan and may delay or reduce future loan investments. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce our loan originations, which may adversely affect our business.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of this Offering have been arbitrarily determined.
If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.
A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of shares of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the holders of the Company's membership units for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of formation, a liquidation of our Company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the holders of the Company's membership units for a vote. The intermediary does not have any fiduciary duty to you to vote membership units of the Company in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in

favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 90.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the

new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Financing a home can be a difficult process, especially for first-time home buyers.[2] Mortgages for Good was founded to help first-time homebuyers within underserved communities find and obtain a mortgage for what is often their first big investment. It does this by helping individuals search, negotiate, apply, choose, and close on a mortgage. When partnering with home buyers, Mortgages for Good connects borrowers with lenders in the wholesale market, assists in the application process, answers questions about loan terms to consider when comparing mortgage offers, and assists in the closing process, which includes walking buyers through closing documents and next steps after approval.

Mortgages for Good is seeking to differentiate its services based on cost. While the interest rate on a mortgage represents a cost of home ownership, closing on a home comes with other added fees, including origination fees. Mortgages for Good is attempting to provide customers with attractive origination fee pricing by employing a labor arbitrage operating model that utilizes salaried licensed Mortgage Loan Officers (MLOs) based in Jamaica. The company has employed its first MLO in Jamaica and anticipates hiring additional team members in the future. By

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[2] https://www.mortgagecalculator.org/helpful-advice/obstacles-for-first-time-homebuyers.php

operating overseas and by paying salaries versus a commission-based compensation model, the company believes its lower operating costs will translate to lower origination fees as it scales. Adding onto its unique operating model, Mortgages for Good believes customer experience should be at the forefront of its operations. The company offers customers 7-day a week availability during the mortgage application process.

Initially, the company is focusing on the Florida residential real estate market, which it views as a strategic location to begin operations. The company currently can only conduct business in Florida; however, it anticipates applying for additional state mortgage licenses in the future.

Business Plan

The company is planning to build out an office in Jamaica and train, sponsor, and hire MLOs living in the surrounding area. It is also planning on using this office as an operations hub to run general operational activities. Mortgages for Good believes building out a team abroad presents an attractive cost savings opportunity compared to building one in the U.S. For example, it typically collects a 2.75% origination fee based on the total value of the loan. By reducing its operating costs and thereby increasing margins, it anticipates lowering this origination fee to become more cost competitive.

The origination fee is typically paid by the lender (lender paid mortgages) as a broker fee for finding a borrower once a mortgage closes. However, the company may charge the borrower at closing, which is referred to as borrower paid. A majority of the mortgages originated with Mortgages for Good are lender paid.

To source customers (borrowers), Mortgages for Good relies on referrals from previous customers and realtors, with whom President and Founder Chris Perry has built connections throughout his real estate career.

Roadmap

Mortgages for Good has two distinct growth initiatives. First, Mortgages for Good plans to seek MLO licenses in additional states after scaling its operations within Florida, which is contingent on growing a team of licensed MLOs living in Jamaica. Initially, the company plans to expand into California by 2024.

Next, it is planning to open a real estate brokerage firm in Florida towards the end of 2023, which could allow it to attract more homebuyers. Opening a real estate brokerage could enable Mortgages for Good to provide a broader service to homebuyers by assisting in the searching process of buying a home. By vertically integrating its real estate functions, the company could also generate cost synergies between the two functions.

Lastly, in the event of declining interest rates, the company plans to initially retarget customers to refinance their mortgage, which may present an opportunity to recycle its customer base and expand its target market from first-time homebuyers to all homeowners looking to refinance their mortgages.[3]

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[3] https://www.bankrate.com/mortgages/when-to-refinance/#reasons

History of the Business

The Company's Services

Service	Description	Current Market
Mortgage Loans	We help homebuyers find (originate) the right mortgage for their home purchase.	Florida

To originate these loans, we work hand-in-hand with homebuyers and wholesale mortgage lenders.

Competition

Mortgages for Good competes with mortgage lenders that aim to make the home purchasing process easy and accessible to homebuyers. Generally, lenders include local and national banks, who often have their own origination teams. While lenders can be considered competitors, some are also customers.

Both digital and brick-and-mortar lenders and digital mortgage originators directly compete with Mortgages for Good. Better Mortgage, Motto Mortgage, JPMorgan Chase, and Truist are examples of competitors in our market.

Operations and Customer Base

We believe our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills in the right location to help enhance our differentiation and competitiveness. We anticipate building a team in Jamaica and providing on-site training and continuing education to these individuals.

Our customers are first time homebuyers and potentially individuals seeking to refinance their mortgage in the state of Florida.

Intellectual Property

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Licensee	License	Regulator	License No.	Issue Date	Renewal Date
Mortgages For Good	Mortgage Broker	State of Florida	MBR4749	11/18/21	12/31/23
Christopher Perry	Mortgage Loan Originator	State of Florida	LO78070	12/02/20	12/31/23

Feyonia Myrie	Mortgage Loan Originator	State of Florida	LO114990	11/08/22	12/31/23

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Our company and our licensed loan officers are required to renew those licenses annually, and all loan officers are subject to continuing education. Should the Company hire additional mortgage loan originators, open a brick-and-mortar location outside the state of Florida, or expand operations beyond the State of Florida, additional licensure will be necessary.

In the event that the Company opens a real estate brokerage firm, that entity will be subject to additional and separate licensure requirements and will further be subject to specific portions of the Real Estate Settlement Procedures Act (RESPA) that govern real estate agent and mortgage broker compensation.

A material failure to comply with the laws and regulations of the State of Florida or other applicable U.S. federal, state, and local governmental authorities could result in regulatory actions that may include monetary fines and/or loss of licensure, lawsuits, and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3477 Corporate Parkway, Suite 100, Center Valley, PA 18034.

The Company conducts business in the State of Florida.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review **Exhibit B** carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Marketing	100.00%	$25,000	33.33%	$100,000
New Office	0.00%	$0	6.67%	$20,000
Payroll	0.00%	$0	18.33%	$55,000
Working Capital	0.00%	$0	31.67%	$95,000
Branding/Website	0.00%	$0	10.00%	$30,000
Total	**100.00%**	**$25,000**	**100.00%**	**$300,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors, managers, and officers (and any persons occupying a similar status or performing a similar function) of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. The term Director means any member who sits on the Board of the Directors of the Company. The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller, or principal accounting officer, and any person(s) routinely performing similar functions.

Name	Company Positions	Employment History for Past Three Years	Education & Qualifications
Christopher Perry	President, Secretary, Treasurer, Director	President, Treasurer, Secretary, and Director at Mortgages for Good, August 2021 – Present; Overseeing growth initiatives and managing day-to-day brokerage activities. Founder at Energy for a Cause, March 2016 – January 2023; Managed the energy platform,	University of Albany, SUNY (4-year degree in progress) Mortgage Loan Originator,

		allowing residential and businesses to "shop" for natural gas and electricity savings. Loan Officer at RWM Home Loans, January 2021 – November 2021; Assisting families with mortgage loan application process. Senior Loan Officer at Rock Mortgage, June 2019 – July 2020; Assisting individuals and families with mortgage loan application process.	licensed in the State of Florida
David Fullwood	Vice President of Operations, Director	Vice President of Operations and Director at Mortgages for Good, August 2021 – Present; Managing operational activities, not including loan origination activities. Chief Operating Officer at Optimum Origens, July 2022 – Present; Overseeing IT consulting work, including acting as a virtual CTO for clients. CTO at AtPoint, January 2017 – December 2021; Managing the technology stack for the operations consulting firm.	London School of Electronics and Computers (coursework in Computer Studies)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Pennsylvania and Jamaica.

The Company does not have any employment/labor agreements in place.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	1,000,000
Amount outstanding	500,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues more shares of Common Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Other material terms	N/A
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Crowd Notes have a provision to convert into preferred stock or a shadow series of preferred stock, which will have different rights than those of the Company's common stock.

Type of security	SAFE (Simple Agreement for Future Equity)
Number Authorized	1
Amount Outstanding	$60,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues Preferred Stock in conjunction with the conversion of the SAFEs. In the event of a bona fide equity financing, the SAFE will convert into the greater of (1) the number of shares of preferred stock equal to the purchase amount of the SAFE divided by the lowest price per share of the preferred stock issues in the financing; or (2) the number of shares of preferred stock equal to the purchase amount of the SAFE divided by a price a price per share equal to $3 million divided by the Company's fully diluted capitalization prior to the equity financing
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other Material Terms	N/A
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Crowd Notes and the SAFEs have different conversion triggers and convert into different types of securities.

The Company has no debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	1	$60,000.00	Working	November	4(a)(2)

(Simple Agreement for Future Equity)			Capital	23, 2022	

Ownership

A majority of the Company is owned by a couple of people. Those individuals are Christopher Perry and David Fullwood.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Christopher Perry	90.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was conducted in November 2022. Following the Offering, we do not intend to raise capital again this year. While we had generated a profit in 2022, we are not certain that profitability will continue in the future and intend to devote our resources to growing awareness for our services, increasing our operational capabilities, and building a team in Jamaica in the near future.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have roughly $31,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any other sources of capital besides the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $300,000 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 24, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $300,000 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established criteria of value and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to a closing or the Offering Deadline, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon the closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
As compensation for the services provided, the Issuer has paid $5,000 to the Intermediary. If the Issuer amends the Offering such that the Issuer successfully raises $500,000 or more, the Intermediary shall receive an additional $5,000, to be paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Valuation Cap

$3,000,000 ($3 million)

Dividends

The Securities do not entitle the Investors to any dividends.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but receives company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this Offering, then the specified event upon which the Crowd Notes would convert into capital stock of our Company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our Company upon the earlier of (i) our Company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our Company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you <u>are not</u> a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our Company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our Company with or into another entity (except a merger or consolidation in which the holders of capital stock of our Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our Company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our Company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our Company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (iii) as part of an IPO or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Additional Transfer Restrictions
Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right or the obligation to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following transactions with related persons:

Type of Transaction	Cash Distribution
Amount	$20,731.21
Date of Transaction	2021-2022
Related Party	Christopher Perry
Benefit Received by the Related Party	Additional income and medical care
Benefit Received by the Company	Continued operations
Other material terms	Christopher Perry received, aside from his payroll income, additional general income and income to cover medical care from periodic cash distributions from the Company over the course of 2021 and 2022. Perry does not expect these cash distributions to continue in the future, as the Company is planning on purchasing medical insurance for its employees and increase payroll expenses. Perry does not expect to reimburse the company for these cash distributions.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Christopher Perry
(Signature)

Christopher Perry
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Christopher Perry
(Signature)

Christopher Perry
(Name)

President
(Title)

February 23, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck

EXHIBIT A

Financial Statements



Mortgages For Good, Inc. (the "Company") a Florida Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Mortgages For Good, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 14, 2023

Vincenzo Mongio

Statement of Financial Position

| | As of December 31, | |
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	31,556	40
Total Current Assets	31,556	40
Tools, Machinery, and Equipment net of Accumulated Depreciation	1,887	795
Total Non-Current Assets	1,887	795
TOTAL ASSETS	33,443	835
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	-	5,614
Payroll Liabilities	863	-
Short Term Debt	-	5,752
Total Current Liabilities	863	11,366
Long Term Liabilities		
Future Equity Obligations	60,000	-
TOTAL LIABILITIES	60,863	11,366
EQUITY		
Distributions in Excess of Paid-in Capital	(20,729)	(1,487)
Accumulated Deficit	(6,691)	(9,044)
Total Equity	(27,420)	(10,531)
TOTAL LIABILITIES AND EQUITY	33,443	835

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	199,542	-
Cost of Revenue	2,494	-
Gross Profit	197,049	-
Operating Expenses		
Advertising and Marketing	13,618	1,673
General and Administrative	52,849	5,561
Start-up Organizational Costs	13,602	500
Payroll Expenses	106,548	-
Rent and Lease	7,665	1,259
Charity Contributions	325	52
Total Operating Expenses	194,607	9,044
Operating Income (loss)	2,442	(9,044)
Other Expense	88	-
Total Other Expense	88	-
Net Income (loss)	2,354	(9,044)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	2,354	(9,044)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	(5,614)	5,614
Payroll Liabilities	3,842	-
Short-term Loans	(5,752)	5,752
Direct Deposit Payable	(2,979)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(10,503)	11,366
Net Cash provided by (used in) Operating Activities	(8,149)	2,322
INVESTING ACTIVITIES		
Tools, Machinery, and Equipment	(1,092)	(795)
Net Cash provided by (used by) Investing Activities	(1,092)	(795)
FINANCING ACTIVITIES		
Distributions	(19,244)	(1,487)
Issuance of SAFE Notes	60,000	-
Net Cash provided by (used in) Financing Activities	40,756	(1,487)
Cash at the beginning of period	40	0
Net Cash increase (decrease) for period	31,515	40
Cash at end of period	31,556	40

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 8/30/2021 (inception)		-	-	-	-
Issuances of Shares	500,000				
Distributions	-	-	(1,487)	-	(1,487)
Net Income (Loss)	-		-	(9,044)	(9,044)
Ending Balance 12/31/2021	500,000	-	(1,487)	(9,044)	(10,531)
Owner Distributions	-	-	(19,242)		(19,242)
Net Income (Loss)	-		-	2,354	2,354
Ending Balance 12/31/2022	500,000	-	(20,729)	(6,691)	(27,420)

Mortgages For Good, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Mortgages For Good, Inc. ("the Company") was formed in Florida on August 30, 2021. The Company earns revenue from brokering residential mortgage loans to wholesale lenders. The Company's headquarters is in Center Valley, PA. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from brokering residential mortgage loans to wholesale lenders. The Company's payments are collected within 24 hours following the funding of the loan. Performance obligations are satisfied when the loan file is cleared to close, closes and is funded.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Florida, and Pennsylvania.

The Company has not filed its 2022 tax returns as of the date of these financials and is in the process of doing so.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2021, the Company had outstanding short-term loans payable in the amount of $5,750 due to shareholders. The balance has been fully paid off as of December 31, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreement for Future Equity (SAFE) - During the period ending December 31, 2022, the Company entered into a SAFE agreement with a third party. The SAFE agreement has no maturity date and is bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. The agreement is subject to a valuation cap. The valuation cap of the agreement entered is $3M.

See Note 3 – Related Party Transactions for loans entered into with shareholders.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Related Party Loans	5,752	-	On Demand	-	-	-	-	5,752	-	5,752	-
Total				**-**	**60,000**	**60,000**	**-**	**5,752**	**-**	**5,752**	**-**

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares with a par value of $.00001 per share. 500,000 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 14, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT B

Company Summary


MicroVentures

MORTGAGES —— FOR GOOD

Company: Mortgages for Good

Market: Residential real estate

Product: Mortgage brokerage services for first-time homebuyers

Company Highlights

- Total loan origination volume reached over $8 million during its first operating year in 2022
- Revenue from originations hit nearly $200,000 in 2022
- Creating a competitive cost advantage within the wholesale mortgage industry by aiming to build out a team of licensed mortgage loan officers in Jamaica
- Company trained and hired its first licensed MLO in Jamaica in February 2023

WHY IT'S INTERESTING

Real estate is the largest asset class in the world[i] [ii] but can be a challenging asset to purchase in the U.S.,[iii] especially today. According to the Cato Institute's 2022 Housing Affordability National Survey, more than half of American homeowners stated they would not be able to afford the house they live in if they bought it today.[iv] Lenders are responding to potential underwriting risks in the current economic environment by lowering their appetite for low credit score customers.[v] Moreover, lenders may be hesitant to originate mortgages for individuals in underserved communities due to an imbalance between origination cost and mortgage size – it can be more expensive to underwrite a small mortgage compared to a larger one.[vi]

Mortgages for Good was founded to enable first-time homebuyers within underserved communities to help obtain a mortgage for their first home. As a mortgage broker, Mortgages for Good connects homebuyers and lenders. To do this, it leverages key connections within the residential real estate market, including wholesale lenders like Rocket Wholesale and EPM Wholesale. When closing on a mortgage, origination fees can cost up to 3% of the total value of the loan.[vii] Mortgages for Good is attempting to compete on cost by building out a team of salaried mortgage loan officers (MLOs) in Jamaica. The company believes lower operating costs may be achieved by building out a team overseas compared to operating in the U.S. It also believes paying salaries compared to commission-based incentives may provide economies of scale as it grows, which it then anticipates passing onto customers in the form of competitive origination fees. Mortgages for Good has already trained and hired one mortgage loan officer ("MLO") living in Jamaica and plans to train and hire additional MLOs with some of the proceeds of this raise.

Its success so far is underpinned by a lean team consisting of real estate professional and entrepreneur Chris Perry and seasoned operations and technology executive David Fullwood, who bring more than three decades of combined business experience to the team. The two are aiming to bring down borrowing costs for homebuyers by shopping for mortgages within the wholesale market, which can present attractive cost savings to homebuyers.[viii] Within just its first year of operations in 2022, Mortgages for Good has helped 24 individuals



obtain mortgages, which collectively totaled $8 million of loan volume.

Pitch Deck

EXECUTIVE SNAPSHOT

Financing a home can be a difficult process, especially for first-time home buyers.[ix] Mortgages for Good was founded to help first-time homebuyers within underserved communities find and obtain a mortgage for often their first big investment. It does this by helping individuals search, negotiate, apply, choose, and close on a mortgage. When partnering with home buyers, Mortgages for Good connects borrowers with lenders in the wholesale market, assists in the application process, answers questions about loan terms to consider when comparing mortgage offers, and assists in the closing process, which includes walking buyers through closing documents and next steps after approval.

Mortgages for Good is seeking to differentiate its services based on cost. While the interest rate on a mortgage represents a cost of home ownership, closing on a home comes with other added fees, including origination fees. Mortgages for Good is attempting to provide customers with attractive origination fee pricing by employing a labor arbitrage operating model that utilizes salaried licensed Mortgage Loan Officers (MLOs) based in Jamaica. The company has employed its first MLO in Jamaica and anticipates hiring additional team members in the future. By operating overseas and by paying salaries versus a commission-based compensation model, the company believes its lower operating costs will translate to lower origination fees as it scales. Adding onto its unique operating model, Mortgages for Good believes customer experience should be at the forefront of its operations. The company offers customers 7-day a week availability during the mortgage application process.

Initially, the company is focusing on the Florida residential real estate market, which it views as a strategic location to begin operations. The company currently can only conduct business in Florida, however it anticipates applying for additional state mortgage licenses in the future.

COMPANY SUMMARY

Opportunity

Within the U.S., the residential real estate market has been heating up as median home prices reached over $450,000 by the end of Q3 2022.[x] In the midst of high interest rates, high home prices have contributed to dampening demand from buyers, leaving lenders competing for new business in uncertain, economic times.[xi] However, the mortgage lending market is expected to still present a trillion dollar opportunity for lenders. According to FannieMae's single-family mortgage originations forecast, it is expecting loan volume to come in at $1.33 trillion in 2023.[xii]

Mortgages for Good aims to capitalize on this market opportunity within the sunshine state by targeting first-time homebuyers that may have a difficult time navigating the mortgage application process or even being approved for a mortgage by a lender. Using its connections within the wholesale mortgage market, it targets lenders who may be willing to offer cheaper rates compared to their retail counterparts.[xiii] Additionally, the company represents homebuyers from underserved communities and helps provide a personal approach to shopping for a mortgage.

Product



The homebuying process is often a difficult and time-consuming process that may be difficult to navigate without partnering with experienced real estate professionals throughout the journey. From the initial home search through the mortgage application process all the way to closing and ongoing servicing of a mortgage, there are many people and institutions that profit along the way. Below is a brief overview of the stakeholders throughout this journey.



1 Buyer Finds Home
2 Buyer Applies for Mortgage
3 Closing Process
4 Originator Sells Mortgage
5 Originator May Sell Servicing
Find Home
Online marketplace
(e.g. Zillow)
Agent
(e.g. Remax)
Mortgage Broker
Correspondent Lender
(e.g. community bank)
Direct Lender
(e.g. Wells Fargo)
Require Pre-Close
Title Insurance
Home Insurance
Mortgage Insurance
Home Appraisal
Government Sponsored Entities (GSEs)
(e.g. Fannie Mae)
Other Investors
(e.g. Pension funds)
Servicer
Borrower

Loan originators act as brokers throughout the journey between the homebuyer and the lending institution. Originators aim to find the best mortgage for the homebuyer, and thereby have to understand and properly navigate the lending market, which can consist of wholesale lenders (banks that do not work directly with homebuyers) and direct lenders (banks that may even originate their own loans, who work directly with homebuyers.) As middlemen, originators generally assume low risk in the transaction, unless a lending bank has an in-house origination team and does not sell the loan to another investor after it closes.

Independently operating originators must understand the mortgage lending market and have connections with lenders and homebuyers to successfully operate. Mortgages for Good has already begun helping first-time homebuyers navigate the mortgage market and find a partnering lending institution to facilitate the purchase of their home. To begin the mortgage search process, potential home buyers can “apply” on the Mortgages for Good website by sharing their email. Mortgages for Good takes a human-first approach and directly reaches out to each applicant to learn more about their financing needs.

The company’s value-oriented mission in helping underserved communities achieve the American dream of home ownership drives its origination process, caring for the whole person rather than seeing them as a number. Mortgages for Good is dedicated to helping make sure homebuyers are knowledgeable of their loan options. To help support its homebuyers, it provides 7-day-a-week support during the application process and maintains a connection with lendees after they close on their first home.





To further support its mission, the company also believes educating and providing good-paying jobs to individuals interested in real estate is fundamental to growing its community base of homebuyers and partnering lenders. Already, the company has trained and hired a licensed MLO in Jamaica, where it plans to build out an office and team to run the operations and origination processes.

Use of Proceeds

If Mortgages for Good raises the minimum ($25,000), it plans to devote the entire amount to marketing costs. If it raises the maximum amount ($300,000), it plans to use the proceeds as follows:



Percentages are rounded up

- **Marketing:** Expenditures relating to targeted advertisements towards realtors and homebuyers using Google Ads, social media, and paid press releases
- **New Office:** Costs associated with building out a new office in Jamaica, including software and leasing expenses
- **Payroll:** Stipends for training, education, testing, and salary expenses
- **Working Capital:** General working capital to fund operations
- **Branding/Website:** Expenditures relating to developing brand assets, social impact videos, and web development

Product Roadmap

Mortgages for Good has two distinct growth initiatives. First, Mortgages for Good plans to seek MLO licenses in additional states after scaling its operations within Florida, which is contingent on growing a team of licensed MLOs living in Jamaica. The company also plans to expand into California by 2024.

Next, it is planning to open a real estate brokerage firm in Florida towards the end of 2023, which could allow it to attract more homebuyers. Opening a real estate brokerage could enable Mortgages for Good to provide a broader service to homebuyers by assisting in the searching process of buying a home. By vertically integrating its real estate functions, the company could also generate cost synergies between the two functions.



Lastly, in the event of declining interest rates, the company is planning to retarget its customers to refinance their mortgage, which may present an opportunity to recycle its customer base and expand its target market from first-time homebuyers to all homeowners looking to refinance their mortgages.[xiv]

Business Model

The company is planning to build out an office in Jamaica and train, sponsor, and hire MLOs living in the surrounding area. It is also planning on using this office as an operations hub to run general operational activities. Mortgages for Good believes building out a team abroad presents an attractive cost savings opportunity compared to building one in the U.S. For example, it typically collects a 2.75% origination fee based on the total value of the loan. By reducing its operating costs and thereby increasing margins, it anticipates lowering this origination fee to become more cost competitive.

The origination fee is typically paid by the lender (lender paid mortgages) as a broker fee for finding a borrower once a mortgage closes. However, the company may charge the borrower at closing, which is referred to as borrower paid. A majority of the mortgages originated with Mortgages for Good are lender paid.

To source customers (borrowers), Mortgages for Good relies on referrals from previous customers and realtors, with whom President and Founder Chris Perry has built connections throughout his real estate career.

USER TRACTION

Throughout 2022, Mortgages for Goods helped 24 first-time homebuyers obtain a mortgage by originating $8.259 million in home loans. Q1 2022 was its highest quarter in terms of total loan value originated, topping over $3.5 million for the period. In parallel with home affordability decreasing during the year, further explained in the industry section below, the company's origination volume decreased as well.



Mortgages for Good works with various lenders who underwrite (price and assume the risk of) the loans. Two of the lenders the company works with include Rocket Wholesale and EPM Wholesale.





Mortgages for Good began generating revenue in 2022 and brought in just under $200,000 of income for the year. Since the company operates in a transitionary environment, thereby generating revenue when a lender and homebuyer close on a mortgage, and has a lean team, its revenue fluctuated month over month. However, Mortgages for Good believes its strong performance during the first year demonstrates the strength of its core operations that may be positively impacted as it scales a loan origination team.



Since inception, Mortgages for Good has incurred roughly $192,000 of operating expenses. The company had limited operating activity in 2021 which contributed to its low operating cost for the year, most of which can be attributed to legal and marketing costs. In 2022, when it began originating loans, the company incurred approximately $183,000 of expenses for the year. A majority of its expenses were attributed to executive team payroll costs. As a percentage of total revenue, the company expects payroll expenses to decrease following its training and hiring of Jamaican-based MLOs.









Mortgages for Good ended 2022 with a net profit of $2,354. Its best-performing months in terms of net income during 2022 were January and February, generating a third of its total revenue to date. During 2022, the company was burning a nominal $800 per month and reported $31,500 of cash on hand as of year-end.




Residential Real Estate

Within the U.S., the residential real estate market is in an interesting economic environment, consisting of high interest rates translating into high homeownership costs.[xv] As seen in the chart below, the average 30-year fixed rate mortgage has ballooned to over 6% as of January 2023, which has nearly doubled compared to a year ago.[xvi]



As of February 16, 2023

Despite higher borrowing costs, median home sales appeared to increase throughout 2022. At the end of Q3 2022, when the most recent data was made available by the U.S. Census Bureau and U.S. Department of Housing and Urban Development, the median sale price of a house hit over $450,000. At this time, the average 30-Year fixed rate mortgage was around 6.7%, just below a decade peak of over 7% that was touched briefly in October 2022.[xvii]



As of Q4 2022



Coupled with high borrowing costs and high home prices, the volume of homes sold last year took a hit. Compared to 2021, homes sold in the U.S. dropped by over 26% to 311,761. Similarly, new listings dropped by nearly 10% to 354,640, indicating supply is decelerating.[xviii] The presumed reason for these year-over-year changes is lower housing affordability for homebuyers. According to the National Association of Realtors, as reported by FRED, the housing affordability index was 95.5 at the end of November 2022 and hit a low of 91.3 in October. According to this index, numbers below 100 indicate low housing affordability and those higher than 100 indicate high housing affordability. As seen in the chart below, housing affordability has dramatically declined from December 2021, when the index reported a value of 142.[xix]



As of December 2022

As housing sales decrease, mortgage lenders are vying for business and are also concerned the current economic environment could increase risk of underwriting new mortgages. For instance, recession fears are at the forefront of lenders, despite mortgage delinquencies sitting near record lows. From the homebuyer's perspective, the fear of rising interest rates could also increase business for lenders, although the underwriting challenges remain.[xx]

Venture Financings

Startups within the real estate industry have raised over $86 billion from over 8,400 deals within the last 11 years (from 2012 to 2022). 2022 ranked as the third highest year in terms of capital invested in the industry, which reached $11.47 billion for the year, coming down from $17.36 billion in 2021. Additional highlights include:[xxi]

- Capital invested has grown at a compounded annual growth rate of 15.7% from 2017 to 2022
- Median deal pre-money valuations have risen annually since 2017, reaching a 12-year high of $13.62 million in 2022
- Deal sizes have trended upwards in the last 12 years; Median deal size reached a 12-year high of $2.39 million in 2022



MicroVentures



Capital Invested and Deal Count in the Real Estate Industry, 2012 - 2022

Source: PitchBook Data, Inc.

Mortgages for Good competes with mortgage lenders that aim to make the home purchasing process easy and accessible to homebuyers. Generally, lenders include local and national banks, who often have their own origination teams. While lenders can be considered competitors, some are also customers. The following competitor list includes both digital and Florida-based brick-and-mortar lenders and one digital mortgage originator that more directly competes with Mortgages for Good.



Better Mortgage: Founded in 2014, Better Mortgage is an online mortgage company that aims to enable customers to receive a teaser rate in as little as 3 minutes. Like many other competitors, Better Mortgages offers zero fees for its customers. Aside from underwriting mortgages, the company employs real estate agents to help customers find a home, offers home insurance, appraises houses, and helps homeowners to sell their existing property. On the mortgage side, Better has funded $100 billion in home loans.[xxii] In May 2021, the company entered into a merger agreement with a SoftBank-backed special purpose acquisition company, which would value the digital lender at $7.7 billion.[xxiii] Throughout the last year and a half, a turbulent SPAC market and company-specific scandals, turnover, and layoffs have put their public debut on hold.[xxiv] As of January 2023, the SPAC sponsor will hold a meeting with shareholders to extend the merger deadline to later this year.[xxv]

Motto Mortgage: Founded in 2016 by real estate agency franchise RE/MAX,[xxvi] Motto Mortgage is a digital loan originator that helps homebuyers find the r mortgage that fits their specific financial needs. Since inception, the company has expanded into 30 states using a franchise business model, offering franchisees a "mortgage brokerage in a box" product. To become a franchisee, an initial investment is required along with a perpetual royalty and advertising fee.[xxvii] As of Q3 2022, there are a total of 211 Motto Mortgage offices located throughout the U.S., representing a 20% year-over-year increase.[xxviii]



JPMORGAN CHASE & CO.

JPMorgan & Chase (NYSE: JPM): JPMorgan & Chase is a multinational financial services firm and bank. As of December 2022, it stood as the largest bank within the U.S.[xxix] The company is primarily separated among two brands – J.P. Morgan services large corporations, governments, wealthy individuals, and institutional investors and Chase services U.S.-based consumer and commercial businesses.[xxx] Homebuyers will interact with the Chase brand, which has brick-and-mortar locations throughout Florida.[xxxi] In Q3 2022, Chase bank originated a total of $12.1 billion in mortgage loans, down 71% year-over-year.[xxxii]

TRUIST

Truist (NYSE: TFC): Headquartered in North Carolina, Truist is an American bank holding company offering consumer and commercial banking products and services. Some of its products and services include checking and savings accounts, credit cards, personal loans, investment and retirement accounts, insurance, and mortgages. As one of the largest mortgage lenders in Florida,[xxxiii] the company generated $72 million in mortgage income from its residential housing properties during Q3 2022, down from $179 million in Q3 2021, according to the company's most recently filed quarterly report.[xxxiv]

EXECUTIVE TEAM



Chris Perry, President and Founder: Chris Perry leads the company's sourcing and brokerage efforts. Throughout his career, Chris has experienced first-hand the difficulty some borrowers face when attempting to obtain a mortgage and founded Mortgages for Good to help make the homebuying process more accessible for these individuals. Prior to founding the company, Chris was the founder of his own energy savings company which was designed to make it easier for individuals and businesses to "shop" for natural gas and electricity savings. Chris was previously a Loan Officer at RWH Home Loans, a Senior Loan Officer at Rock Mortgage, and the Director of Business Development at Ligero Energy. Chris received his Mortgage Loan Originator license in November 2020.



David Fullwood, VP of Operations: David Fullwood has 20+ years of experience within the business process outsourcing industry, in which he has served as Chairman, Chief Technology Officer, and Chief Operating Officer for companies looking to outsource their executive functions. Aside from his role as VP of Operations with Mortgages for Good, David is a Chief Operating Officer at Optimum Origens, an executive IT consulting firm that allows businesses to outsource their CTO functions. Previously, David has served as CTO at AtPoint, Chairman at FullGram Solutions, and CIO at ACS, a Xerox Company.

PAST FINANCING

In November 2022, the company raised $60,000 on a SAFE with a $3 million valuation cap.



Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $300,000
Valuation Cap: $3 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based the price per share paid on a $3 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Falling demand of mortgage loans due to, among many other variables, rising interest rates and elevated home prices
- Inability to maintain strategic relationships with third-party lenders
- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,



- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://www.savills.com/insight-and-opinion/savills-news/319145/value-of-global-real-estate-rises-5--to-$326.5-trillion

ii https://www.mckinsey.com/~/media/mckinsey/industries/financial%20services/our%20insights/the%20rise%20and%20rise%20of%20the%20global%20balance%20sheet%20how%20productively%20are%20we%20using%20our%20wealth/svgz-mgi-globalbalancesheets-ex3-v2.svgz

iii https://www.nar.realtor/research-and-statistics/research-reports/obstacles-to-home-buying

iv https://www.cato.org/sites/cato.org/files/2022-12/housing-affordability-survey-toplines.pdf

v https://www.cnbc.com/2022/10/11/mortgage-rate-is-over-7percent-harder-to-qualify-for-loan.html

vi https://www.pewtrusts.org/en/research-and-analysis/articles/2022/07/07/hud-equity-action-plan-aims-to-improve-access-to-home-financing-in-many-underserved-communities

vii https://www.consumerfinance.gov/ask-cfpb/my-lender-says-it-cant-lend-to-me-because-of-a-limit-on-points-and-fees-on-loans-is-this-true-en-1795/

viii https://selfi.com/wholesale-versus-retail-interest-rates/

ix https://www.mortgagecalculator.org/helpful-advice/obstacles-for-first-time-homebuyers.php

x https://fred.stlouisfed.org/series/MSPUS

xi https://www.cnbc.com/2022/10/11/mortgage-rate-is-over-7percent-harder-to-qualify-for-loan.html

xii https://www.fanniemae.com/research-and-insights/forecast/housing-and-mortgage-markets-declined-significantly-2022-not-expected-meaningfully-recover-until

xiii https://www.thetruthaboutmortgage.com/how-to-get-a-wholesale-mortgage-rate/

xiv https://www.bankrate.com/mortgages/when-to-refinance/#reasons



[xv] https://www.usbank.com/investing/financial-perspectives/investing-insights/interest-rates-impact-on-housing-market.html

[xvi] https://fred.stlouisfed.org/series/MORTGAGE30US

[xvii] https://fred.stlouisfed.org/series/MSPUS

[xviii] https://www.fortunebuilders.com/real-estate-map/

[xix] https://fred.stlouisfed.org/series/FIXHAI

[xx] https://www.cnbc.com/2022/10/11/mortgage-rate-is-over-7percent-harder-to-qualify-for-loan.html

[xxi] Pitchbook Data, Downloaded January 13, 2022

[xxii] https://better.com

[xxiii] https://www.housingwire.com/articles/better-com-to-go-public-via-spac-at-7-7b-valuation/

[xxiv] https://techcrunch.com/2022/07/18/better-com-is-still-trying-to-proceed-with-its-spac-deal/?

[xxv] https://www.nationalmortgagenews.com/news/better-com-spac-partner-asks-for-more-time-to-complete-merger

[xxvi] https://www.mottomortgage.com/newsroom/remax-holdings-inc-launches-motto-mortgage

[xxvii] https://www.entrepreneur.com/franchises/mottomortgage/335510

[xxviii] https://d18rn0p25nwr6d.cloudfront.net/CIK-0001581091/49bc1b8d-17b6-4883-b0f1-ba9e6f356e2f.pdf

[xxix] https://www.statista.com/statistics/431751/leading-banks-usa-by-market-cap/

[xxx] https://www.jpmorganchase.com/about/our-business

[xxxi] https://locator.chase.com/fl

[xxxii] https://jpmorganchaseco.gcs-web.com/node/501971/html

[xxxiii] https://www.thetruthaboutmortgage.com/top-mortgage-lenders-in-florida/

[xxxiv] https://app.quotemedia.com/data/downloadFiling?

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Mortgages For Good, Inc.
3477 Corporate Parkway, Suite 100
Center Valley, PA 18034

Ladies and Gentlemen:

The undersigned understands that Mortgages For Good, a corporation organized under the laws of Florida (the "Company"), is offering up to $300,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated February 23, 2023 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on July 24, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Florida, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the

Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other

4

representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING

OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Mortgages For Good, Inc. 3477 Corporate Parkway, Suite 100 Center Valley, PA 18034 Attention: Chris Perry
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Mortgages For Good, Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Mortgages For Good, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Mortgages For Good, a Florida corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3 million.

The "**Offering End Deadline**" is July 24, 2023.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

  i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

  iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's

1

securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv.   the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d.   **"Corporate Transaction Payment"** shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e.   **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f.   **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g.   **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h.   **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i.   **"Maximum Raise Amount"** shall mean $300,000 under Regulation CF.

j.   **"Outstanding Principal"** shall mean the total of the Purchase Price.

k.   **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l.   **"Shadow Series"** shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

   i. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

   ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

      B. Obtaining the Corporate Transaction Payment.

   ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for

herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

   a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

   b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

   c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

   d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

   e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

   f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

   g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

   d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Florida as applied to other instruments made by Florida residents to be performed entirely within the state of

Florida, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



MORTGAGES
— FOR GOOD

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Table of Contents

Problem

30-year fixed interest rates within the mortgage industry have increased by over 3% since the beginning of 2022.[1]*

*As of February 16, 2023

Value Proposition

By tapping into the labor arbitrage of having licensed loan officers outside the U.S., we may be able to bring costs down.



Pass potential **cost savings** onto clients

Product/ Solution

Licensed Loan Officers outside the U.S. may present an attractive cost advantage, all while providing quality jobs to individuals that would not otherwise have such opportunity.

 Labor arbitrage may allow for us to create cost savings.

 Having salaried loan officers could lead to higher production levels.

Investment Opportunity

Florida is our initial market, with plans to expand to other states.

Target Market

$179 billion sales volume within Florida in Q3 2022[4]

Target Demographics

First time home buyers

Geo

Florida

Experienced Team

Built relationships with lenders in the wholesale market

Competitive Analysis

Commission is a crucial component within a Mortgage Loan Originator's (MLO) take-home pay,[2] which may lead MLOs to take second jobs or leave the market entirely when demand drops:

- We pay salaries at a competitive cost advantage

- We operate in a wholesale market where rates can be 0.5% lower than retail rates[3]

- Our cost savings may attract more buyers and realtors as interest rates rise

Business Model & Traction

We receive up to a 2.75% fee on each loan

24

Loans closed in the first 12 months of operations

Go-to-market

Marketing
- Paid Ads
- Realtors
- SEO
- Organic Presence

Sales
- Google Ad Leads
- Realtor Partnerships
- Sales Team

PR
- Monthly Press*
- Press Release
- Social Impact
- Events

* unique opportunity targeting Jamaicans living in Florida

Funding Goal:

$300,000


Use of Proceeds (If Maximum is Reached)
10.00%
33.33%
31.67%
6.67%
18.33%
Marketing
New Office
Payroll
Working Capital
Branding/Website

Current Status

- Company has been operational since January 2022

- Our first international Mortgage Loan Officer has been approved by federal and state regulators.

- Through 2022, total revenues reached nearly $200,000 with over $2,000 in net income.

Founding Team



David Fullwood

- 20+ years' experience as an owner and operator in the Business Processing Outsourcing (BPO) industry



Chris Perry - President

- 10+ years as an owner, manager, and key stakeholder in the mortgage and energy industries

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

Sources

1. https://fred.stlouisfed.org/series/MORTGAGE30US
2. https://work.chron.com/much-loan-officers-commission-29176.html
3. https://selfi.com/wholesale-versus-retail-interest-rates/
4. https://www.floridarealtors.org/news-media/news-articles/2022/12/todays-market-great-stabilization